UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

        For the Quarterly Period Ended December 31, 1998





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

     N/A for the fourth calendar quarter of the fiscal year.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company  Type of  Principal                       Person to    Collateral  Consideration
issuing  security amount of  Issue or  Cost of  whom security  given with  received for
security  issued   security   renewal  captial    was issued    security   each security
  None      N/A       N/A        N/A      N/A          N/A          N/A         N/A

Company contributing   Company receiving      Amount of capital
      capital               capital             contribution

Entergy Corporation    Entergy Holdings,         $2,818,790
                      Inc., formerly known
                      as Entergy Business
                        Solutions, Inc.
                            ("EHI")*

* By amendment dated January 25, 1999 to its Certificate of
Incorporation, Entergy Business Solutions, Inc. changed its corporate name to Entergy Holdings, Inc.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting   Associate
 company     company   Types of  Direct   Indirect            Total
rendering   receiving  services  costs     costs   Cost of    amount
services    services   rendered  charged  charged  catital    billed

  None         None      N/A      -0-       -0-      N/A       -0-


   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies

Associate    Reporting
 company      company    Types of                 Indirect              Total
rendering    receiving   services   Direct costs   costs     Cost of    amount
 services     services   rendered      charges    charges    capital    billed
Entergy       Entergy   Professional  $3,519,663   $  -0-       N/A   $3,519,663*
Enterprises,  Power     services and
Inc. (EEI)   Marketing  back office
                Corp.   support.
              ("EPMC")

EEI              EHI    Same as       $  557,986   $  -0-       N/A   $  557,986*

*Includes Entergy Services, Inc. costs of $373,894 and $489,718 for services rendered indirectly through EEI to EPMC and EHI, respectively.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of
     December 31, 1998                         $14,574,635,000  Line 1
  Total capitalization multiplied by 15%
     (line 1 multiplied by 0.15)                 2,186,195,250  Line 2
  Greater of $50 million or line 2               2,186,195,250  Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)           247,500,000
   Energy related technical and similar              7,818,790
     services (EHI)
                                                --------------
      Total current aggregate investment*          255,318,790  Line 4
                                                --------------
Difference between the greater of $50 million
or 15% of capitalization and the total
aggregate investment of the registered
holding company system (line 3 less line 4)     $1,930,876,460  Line 5
                                                ==============

*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment

Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering
(EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

     N/A for the fourth calendar quarter of the fiscal year.

B. Exhibits

     Certificate of filing of Form U-9C-3 for the 3rd Quarter of 1998 with interested state commissions and municipal regulator.

                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  March 30, 1999